Gentex Corporation
2004 Annual Report



INNOVATION: Inside & Out

Table of Contents

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Introduction and Corporate Profile

If you've followed Gentex for any length of time, then you know that innovation is the key to our success. You've watched us turn the automotive rearview mirror into a strategic electronic module by making it a delivery mechanism for new, value-added features and technology.

But product innovation is only part of the Gentex story. Behind all the sensors, semiconductors and circuit boards is one of the industry's most sophisticated and efficient manufacturing operations. For every product invention viewed by the outside world, there are a multitude of internal manufacturing innovations that make the product possible.

To put it simply, Gentex loves manufacturing, so much so that it's become a competitive advantage. Doing it right, with passion and purpose, should result in enhanced shareholder value.

So, take a look at the pages that follow as we provide a different perspective on Gentex innovation: *inside and out.*

FAST FACTS

Gentex develops advanced electro-optical products – electronic devices combining photoelectric sensors and related electronic circuitry. We're the world's leading supplier of electrochromic, automatic-dimming rearview mirrors for the automotive industry, and develop advanced smoke detectors and signaling devices for the commercial fire protection market.

2004 Revenues: $505.7 million

Number of Employees: 2,094

Divisions:

1. Automotive Products (96% of revenues)
2. Fire Protection Products (4% of revenues)

Main Products:

1. Automatic-dimming interior and exterior rearview mirrors and related electronic features
2. Smoke detectors, fire alarms and signaling devices

Locations:

1. Three automotive manufacturing facilities, including its corporate headquarters, in Zeeland, Michigan.
2. Automotive sales, engineering and warehouse/distribution center in Erlenbach, Germany.
3. Automotive sales and engineering offices in Detroit, Michigan; Coventry, England; Paris, France; Seoul, Korea; Nagoya and Yokohama, Japan; and Munich, Germany.
4. Fire Protection products manufacturing facility in Zeeland, Michigan, and four regional sales offices in the United States.

6-Year Financial Summary

For the years ended December 31,	1999	2000
Net Sales	$262,155	$297,421
Operating Income	85,222	90,411
Net Income	64,864	70,544
Earnings Per Share – Diluted	$ 0.86	$ 0.93
Return on Average Equity	23.4%	19.6%
Weighted Average Shares Outstanding – Diluted	74,996	75,518
Number of Shareholders[1]	28,186	37,293
Cash Dividends Declared Per Share	$ -	$ -
Total Assets	337,673	428,129
Working Capital	121,745	170,865
Current Ratio	8:1	10:1
Cash, and Short- and Long-Term Investments	220,551	291,459
Plant and Equipment – Net	71,338	81,920
Long-Term Debt, Including Current Maturities	0	0
Shareholders' Investment	317,051	402,104
Return on Average Assets	21.9%	18.4%
Capital Expenditures	21,968	21,617
Depreciation and Amortization	9,657	11,334
Market Performance: High	$ 34.88	$ 39.87
Low	$ 16.00	$ 16.19
Number of Employees	1,421	1,639

[1] Includes registered and estimated "street name" shareholders.

In thousands, except current ratio, per share data, return on average equity, return on average assets, market performance data, and number of employees and shareholders, and cash dividends declared.

A 15-year summary of financial data is on pages 42 and 43.

Net Sales (in millions)



$600
450
300
150
0
1999
2000
2001
2002
2003
2004

Net Income (in millions)



$125
100
75
50
25
0
1999
2000
2001
2002
2003
2004

Earnings Per Share



$1.50
1.00
.50
0
1999
2000
2001
2002
2003
2004

2001	2002	2003	**2004**	**Change 2004 vs. 2003**
$310,305	$395,258	$469,019	**$505,666**	**8%**
82,059	115,200	146,575	**150,066**	**2%**
65,217	85,771	106,761	**112,657**	**6%**
$ 0.86	$ 1.12	$ 1.37	**$ 1.44**	**5%**
14.8%	16.3%	16.8%	**15.3%**	
75,872	76,602	77,684	**78,361**	**1%**
34,191	31,361	29,431	**27,398**	**-7%**
$ -	$ -	$ 0.30	**$ 0.64**	**113%**
506,823	609,173	762,530	**856,859**	**12%**
238,873	247,738	434,869	**541,753**	**25%**
12:1	10:1	10:1	**12:1**	
338,415	419,010	539,223	**617,054**	**14%**
110,862	124,983	126,807	**135,649**	**7%**
0	0	0	**0**	
479,001	573,640	693,643	**783,280**	**13%**
14.0%	15.4%	15.6%	**13.9%**	
45,298	32,561	22,248	**30,535**	**37%**
15,193	18,632	20,426	**21,741**	**6%**
$ 34.23	$ 33.50	$ 44.98	**$ 47.08**	**5%**
$ 18.44	$ 23.52	$ 23.90	**$ 30.19**	**26%**
1,768	1,926	2,012	**2,094**	**4%**

Letter to Shareholders

March 18, 2005

To Our Shareholders:

We've always had the spirit at Gentex that if we can't promise you anything else, we'll at least promise you excitement!

Exciting is one way to characterize the events of 2004, but our engineering, manufacturing and technical groups may have other distinguishing phrases that they would use instead! Now is a good time to once again thank all of our people for the extra effort and extra hours that they invested to ensure that we were successful in meeting the lofty goals we had set for 2004.

What made things so "exciting" is that we increased auto-dimming mirror unit shipments by 13 percent at the same time that we launched SmartBeam™, the most significant (and possibly the most difficult) product in the Company's recent history. This new product – our proprietary intelligent high-beam headlamp control feature, which debuted on the 2005 Cadillac STS and Jeep Grand Cherokee – would have been a difficult launch on its own. However, due to significant quality requirements for this popular safety feature, Gentex began production of SmartBeam while at the same time implementing and testing its recently acquired skills in the art and science of microelectronics. And, just to keep things interesting, at the same time we implemented a number of major new process improvements on our high-volume interior and certain exterior mirror lines. These improvements were not just minor tweaks. We made major, far-reaching changes to our lines by automating a number of yield-intensive processes and virtually eliminating the "hands on" labor required in those areas. These changes were initially made on only a few manufacturing lines, but we expect to gradually apply the new processes to most existing and all new lines over the next several years.





We believe that the improvements we made to our manufacturing processes during 2004 will make our products more attractive and sought after by our customers, and that Gentex's quality and cost structure will be more competitive than ever. That's really important when you sell into the automotive industry where the expectation is that suppliers will grant annual price reductions in the three to five percent range – and we do. As an auto industry supplier, our goal long-term is not margin expansion. The goal is to maintain our strong business model and impeccable reputation for quality and delivery, by continuing to make improvements at a rate that is at least as fast as the rate at which we grant price reductions. As the prices come down on our products, the addressable market for them should increase. Over time, we will continue to introduce new products into the mix, but in the near term, we will begin to fully implement the ones already in our arsenal – such as SmartBeam.

We believe that there is significant market potential for SmartBeam, which automatically turns a vehicle's high beams "on" and "off" at the appropriate times (i.e. in the absence or presence of oncoming vehicle headlamps or a preceding vehicle's taillamps, etc.). The early feedback we've received from automakers on SmartBeam has been very good, and there have been a number of positive news articles written about the product. We have solid evidence that customers want to implement the new feature across many of their vehicle lines. Follow-on programs for calendar 2005 have been



identified with current customers, and we're working under a purchase order to develop SmartBeam for a number of different vehicle models for a major European automotive manufacturer with production beginning in 2006. Additional customers in the Asia/Pacific region are not far behind. Over the first full year of SmartBeam production, we'll ship approximately 100,000 units. To give you an idea of the near-term potential, we believe that by the 2007 model year, based on the programs that have already been identified and that we are working on, we will have access to over one million vehicle units annually. SmartBeam unit volumes will depend on how it's offered on those vehicles and the rate at which that package is selected. Our experience with the first two models has been that SmartBeam volumes are running slightly ahead of the expected 25 percent take rate.

> "The intelligent high-beams strike me as an extremely useful feature that could eventually become as common as twilight sensing automatic headlights."
>
> Mark Phelan, *Detroit Free Press* Auto Critic, October 21, 2004, in *The Detroit Free Press*

We also continue to believe that there is significant room for growth in our core auto-dimming mirror market. At the end of calendar 2004, we estimate that only 18 percent of the world's light vehicles offered an interior auto-dimming mirror. While this is an increase over the 16 percent reported last year, we still believe that there is a large addressable market out there given the range of vehicle models that now offer auto-dimming mirrors. They're currently offered on a broad range of vehicles, including everything from the Toyota Corolla and Volkswagen Golf to the Cadillac Escalade, BMW 7 Series and Mercedes S Class, and most every vehicle segment in between.

Following is an illustration that supports our "growth theory" in the core auto-dimming mirror business, which is based on vehicle models for which we're already shipping product. Over the past year, we began making mirror shipments for over 35 new vehicle models that represent a total of over 4.2 million incremental vehicle units. The annualized incremental mirror unit shipments for those new vehicles is currently estimated to be in the 1.7 million unit range, so there's significant room for growth simply by improving the option rates on those models over the next several years. The same is true for the existing 175 models for which we have been shipping already. It's a compounding story with a kicker: there remain many vehicles around the world that still do not offer an auto-dimming mirror.

We're often asked about our visibility into the automotive market, since the vehicles tend to run on six-year cycles (on average) with a mid-term product refreshening. The answer, like we mentioned with SmartBeam above, is that we often know which vehicle models our mirror products are planned to be on. What we don't know, and often don't know until a few months before we begin shipping, is how the mirror will be selected. So, there can be upside and downside surprises in unit shipments. Our job is to work with the automakers' marketing groups and convince them to place our products in attractive packages. Any assumptions that we make for our growth in the future is based on a vehicle "build neutral" environment (meaning there's no major catalyst to stimulate vehicle production, nor is there any major obstacle – or "headwind" – that puts downward pressure on vehicle production). The rates of growth will increase or decrease based on the above assumptions.

Auto-Dimming Mirror Unit Shipments

	Calendar 2003	Calendar 2004	
Total North American Mirrors*	5,592,000	**5,750,000**	+3%
Total Offshore Mirrors	4,668,000	**5,890,000**	+26%
Total Mirror Units	10,260,000	**11,640,000**	+13%

**Includes foreign "transplant" assembly plants*

TOP GENTEX CUSTOMERS
(Revenues)

1. **General Motors**
2. **Toyota**
3. **Nissan**
4. **BMW**
5. **Mercedes***
6. **Volkswagen/Audi**
7. **Ford**
8. **Chrysler***
9. **Hyundai/Kia**

In calendar 2004, unit shipments grew by 13 percent, despite the fact that we had a significant "headwind" from production declines at General Motors, our largest customer. Because of the lower mirror unit shipments to that customer, we needed to (and did) significantly grow our business with other customers. We expect a similar headwind in calendar 2005, but expect to see unit shipment improvements to General Motors over the next several years as new vehicle models are introduced, and particularly if the vehicle production outlook improves.

The significant offset to those declines in production is the fact that our business with customers in Asia and Europe (and their transplant locations in North America) is growing significantly. Our mirror products are now offered on nearly every Toyota model sold in North America, and we're now starting to penetrate the market in domestic Japan. Toyota is now our second-largest customer*, followed by Nissan. Over the past two years, Nissan has significantly increased its offering of our products across its vehicle line, and has been a strong supporter of mirrors with advanced electronic features. In Europe, we've posted significant growth at BMW, Mercedes and Volkswagen/Audi, and also see many opportunities in France. We expect to see continued growth with our European and Asian customers over the next several years.

For the calendar year ended December 31, 2004, we posted an eight percent increase in revenues to a record $505.7 million. Net income increased by six percent to a record $112.7 million, compared with calendar year 2003. Earnings per diluted share were $1.44 for calendar 2004 compared with $1.37 for calendar 2003.

As we look to the future, there are a number of potential new applications utilizing "camera-on-a-chip" image sensors (similar to those used in SmartBeam), and there continues to be a lot of potential growth in our core auto-dimming mirror business. At Gentex, we have a model that we use for developing new products, targeting new business and assessing its potential. The idea is that we must develop high-technology products that will have mass consumer appeal (i.e. low selling price/high volume), and that our sales group should target "elephants" (that is, vehicle programs with a high likelihood to offer our products and that also have large prospective volumes). A few winners will take the Company a long way.

** For financial reporting purposes, Mercedes and Chrysler are combined as DaimlerChrysler at 13 percent of total company revenues.*

As a technology company and the leader in the global auto-dimming mirror market, Gentex must continue to set a pace that will keep improving our products and processes, and raising the hurdles for any competitor. We need to continue to be the innovators and the first to develop and offer new features for inclusion in auto-dimming mirrors. We need to continue to improve our manufacturing processes to generate better yields, resulting in a high quality product for our customers. The goal is to create enough hurdles in the process of implementing changes and improvements that we make it very difficult (and even painful) for any company trying to follow in our footsteps. It's just plain hard to hit a moving target.

As always, we're grateful for the support that we receive from our shareholders. We appreciate your perspective, and thank you for taking a long-term view of what we believe is going to become an even greater company in the future.

Sincerely,

Fred T. Bauer
Chairman of the Board and
Chief Executive Officer

Garth Deur
Executive Vice President


TAKE A GOOD LOOK

Innovation: Inside & Out

Take a good look in the mirror. If it's a Gentex automatic-dimming mirror, there's more than meets the eye. Behind the glass, buttons and display is an array of electronic components, including digital light sensors, semiconductors, microprocessors, light-emitting diodes and more.


GLASS ELEMENT:
Two pieces of glass coated with reflective and conductive coatings and filled with electrochromic gel. The gel in the glass element darkens in proportion to glare when an electric current is applied.
PLASTIC BEZEL
DRIVER INTERFACE BUTTONS

A typical auto-dimming mirror is comprised of over 250 individual electronic components.

Gentex ships over 50,000 auto-dimming mirrors each working day.


PLASTIC CASE/HOUSING
CIRCUIT BOARD: Houses light sensors, microprocessor and related electronics necessary to control the auto-dimming function and many additional features.
DISPLAY: Shows information such as outside temperature, vehicle compass heading, etc.

Every Gentex mirror is a sophisticated electronic module and, consequently, requires significant expertise and planning for its design and manufacture. In fact, over the years, Gentex's manufacturing capabilities have become a competitive advantage. Because Gentex invented the auto-dimming mirror, the Company had to design all the processes, procedures, and manufacturing and testing equipment necessary to produce this leading crash-avoidance safety feature.

Every working day, Gentex combines some 50,000 populated circuit boards, over 30,000 square meters of coated glass, 280 liters of electrochromic fluid and molded plastic cases to produce and ship upwards of 50,000 auto-dimming mirrors.





Automated Assembly

It all starts in the electronics assembly area where, on a daily basis, Gentex assembles over 50,000 circuit boards and populates them with millions of transistors, resistors, semiconductors and discrete electronic components.

At any time, Gentex is running some 15 automated assembly lines populating more than 70 different, custom-designed circuit boards with 18 different "chip shooters," each placing up to 52,000 surface-mount components per hour.

Consequently, Gentex has become one of the largest electronics manufacturer in the state of Michigan. Yet despite the size and complexity of our automated electronics operations, first-time pass-through rates for circuit boards average 99.5 percent, which is significantly above the worldwide average for high-volume electronics manufacturers.

Every circuit board and its components goes through 100 percent functionality testing, with each board going through nearly 600 distinct testing operations.







Each Gentex circuit board goes through nearly 600 distinct testing operations.







Glass Processing

Custom, in-line equipment coats Gentex's interior mirror glass elements with proprietary coatings, from the highly reflective/conductive "mirrored" coating to the transparent indium tin oxide that creates the path for electricity to cross the mirror's surface and causes the gel to darken. Another large coater is utilized for some interior mirror glass and all exterior mirror glass. That coater boasts a 95 percent utilization rate and can coat over 2,500 square feet of glass per hour.

Once the glass is coated, diamond-impregnated carbide wheels cut the various glass shapes. Proprietary glass washers then remove all foreign particles through a series of acid bath, soaping and rinse operations.

Robotic "lay-up" lines housed in contaminant-free clean rooms bring the pieces of glass together. Epoxy seals are cured in ovens, and the resulting "glass sandwich" is then vacuum-filled with electrochromic fluid that's electronically mixed and calibrated just prior to insertion.

The glass processing area has changed significantly over the past year. The Company has invested considerable resources into this area, as it is the most yield-intensive part of our manufacturing process. Despite all of the progress to date, it still represents the most significant opportunity for improvements in yields in the future as we roll the existing processes out across most of the remaining and all of the new manufacturing lines.



DEVELOPMENTS IN EXTERIOR AUTO-DIMMING MIRRORS

Like their interior mirror counterparts, exterior mirrors are rapidly becoming a strategic location for housing a variety of new, value-added features. Advances in Gentex coatings, optics and microelectronics have resulted in a number of new products, including:

Turn Signals – Through-the-glass turn signals are safety features designed to alert trailing vehicles – especially those in your blind spots – of impending turns and lane changes, unlike shell-mounted turn signals, most of which are simply designed to meet European side-marker requirements.

Approach Lighting – Gentex approach lighting makes entering the vehicle safer and more convenient. High-powered, through-the-glass, white-light light-emitting diodes (LEDs) illuminate the door, handle, ground and entire driver entry area, all without adding the extra weight and size associated with shell-mounted door lighting.

Expanded Field of View – Gentex's new "chrome ring" technology eliminates the need for a plastic bezel on exterior mirror sub-assemblies, expanding the mirror's field of view and enhancing its appearance. It's perfect for helping customers meet field-of-view requirements and the vehicle styling group's desire for smaller mirror sizes.



Gentex's "chrome ring" mirror eliminates the need for a plastic bezel on the exterior mirror glass sub-assembly, increasing the mirror's field-of-view and enhancing its appearance.

Final Assembly

The populated circuit boards and glass element on interior mirrors come together in the final assembly area, where they're integrated into a plastic housing. To reach this point, each mirror must have survived a myriad of tests. Over 20 different in-line testing and visual inspection stations – both human and machine vision assisted – have conducted hundreds of individual mirror evaluations. Electronic vision systems have optically inspected everything from glass curvature to semiconductor placement and solder-paste thickness, to the integrity of the plug that seals the electrochromic gel from oxygen exposure and other contaminants.

Special in-line computerized equipment can even test and adjust each mirror automatically by customizing the computer code written to each mirror's own microprocessor and fine-tune certain aspects of its operation.







Special in-line computerized equipment can customize the computer code written to each mirror's microprocessor in order to fine-tune various aspects of its operations.



Support Functions

Supporting Gentex's manufacturing operations are a variety of disciplines, including materials and chemical development, engineering design, and microelectronics.



Gentex's advanced materials and electrochemistry departments develop and manufacture all of the Company's gels, fluids and coatings. Proprietary chemistry and application processes ensure that Gentex coatings provide optimum reflectance, electrical resistance and adhesion. By developing its own chemicals, Gentex maintains superior quality and assures near zero batch variation and world-class chemical purity.



Gentex designs and engineers nearly 100 percent of its products, from the development of custom mirror housings, all the way down to the design and validation of individual circuit boards.

The Company's microelectronics department even designs and manufactures its own light-emitting diode (LED) packages, camera-on-a-chip silicon image sensors and related components. This relatively new core competency in microelectronics is also responsible for the production of the imager for SmartBeam, Gentex's intelligent high-beam headlamp control system.





DEVELOPMENTS IN INTERIOR AUTO-DIMMING MIRRORS

Gentex's advanced materials, electrochemistry, design and microelectronics departments have worked together to develop an "ELV"-compliant auto-dimming mirror. "ELV" stands for End-of-Life Vehicles, which are vehicles that have surpassed their useful life and are headed for the scrap yard. ELV legislation in Europe and other regions stipulates requirements for the re-use and recycling of various vehicle components, and the elimination of certain hazardous substances. It seems likely, at some point, to become a worldwide standard.

Gentex ELV-compliant mirrors incorporate an all-new digital light sensor (which is based on the core technology used for the imager in SmartBeam), lead-free reflective glass coating, and lead-free solder, wire sheathing and components – all to meet these new ELV directives. The proprietary digital light sensor, called ALS *(Active Light Sensor)* also enhances the product's performance and reliability. It's a "two-fer" for our customers.

SmartBeam™



SmartBeam combines a fully custom CMOS (complementary metal-oxide semiconductor) imager with proprietary software and algorithms to control a vehicle's high beams. When it's dark enough and no other traffic is present, SmartBeam turns on the vehicle's high beams. When the system detects either headlamps or taillamps, it automatically returns your headlamps to their low-beam state. SmartBeam can differentiate between headlamps, taillamps, street signs, etc.

SmartBeam was designed for low-cost, high-volume applications, and has the potential for widespread adoption.

Gentex is currently shipping SmartBeam for the 2005 Jeep Grand Cherokee and the Cadillac STS, and follow-on programs have been identified for the 2006 model year and beyond. SmartBeam has been reviewed positively by many major media outlets, and was named one of *Popular Science's* "Best of What's New – Top 100 Tech Innovations for 2004."



"I tested this system (SmartBeam) around town and was quite astonished by how effectively and reliably it lived up to expectations."

Rob Rothwell, Canadian Auto Press, December 2, 2004, in *Macleans.ca*

"...that beam is so intelligent it could probably fix Social Security: In my tests, it went on when the road darkened and off when another car approached. Not once was a human override necessary."

Richard J. Newman, February 14, 2005, *U.S. News & World Report*



Financials

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
Year Ended December 31,	**2004**	2003	2002	**2003-2004**	2002-2003
Net Sales	**100.0%**	100.0%	100.0%	**7.8%**	18.7%
Cost of Goods Sold	**58.9**	58.1	59.6	**9.3**	15.7
Gross Profit	**41.1**	41.9	40.4	**5.7**	23.1
Operating Expenses:					
Engineering, Research and Development	**6.1**	5.7	5.8	**15.9**	15.8
Selling, General and Administrative	**5.3**	5.0	5.5	**15.2**	8.6
Total Operating Expenses	**11.4**	10.7	11.3	**15.5**	12.3
Operating Income	**29.7**	31.2	29.1	**2.4**	27.2
Other Income	**3.1**	2.5	3.0	**35.2**	(2.4)
Income Before Provision for Income Taxes	**32.8**	33.7	32.1	**4.8**	24.5
Provision for Income Taxes	**10.5**	10.9	10.4	**3.3**	24.5
Net Income	**22.3%**	22.8%	21.7%	**5.5%**	24.5%

RESULTS OF OPERATIONS: 2004 TO 2003

Net Sales. Automotive net sales increased by 8% on a 13% increase in mirror shipments, from 10,260,000 to 11,640,000 units, primarily reflecting increased penetration on European vehicles for base interior auto-dimming mirrors. North American unit shipments increased by 3%, as growth in Asian transplant vehicle penetration was mostly offset by reduced shipments to General Motors, the Company's largest customer, as North American light vehicle production declined by 1% in 2004 compared to 2003. Overseas unit shipments increased by 26% during 2004 due to increased penetration, despite a 1% decline in Western Europe light vehicle production. During 2004, approximately 10% of the Company's net sales were invoiced and paid in European euros. Net sales of the Company's fire protection products decreased 1%, primarily due to the continuing weak commercial construction market in the United States.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold increased from 58% to 59%, primarily reflecting annual automotive customer price reductions and product mix, partially offset by improved productivity. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

Operating Expenses. Engineering, research and development expenses increased approximately $4,220,000, but remained at 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $3,534,000, but remained at 5% of net sales, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth, as well as the stronger euro exchange rate.

Other Income - Net. Investment income increased $401,000 in 2004, primarily due to increased mutual fund distribution income, partially offset by lower interest rates due to shorter average maturities. Other income increased $3,677,000 in 2004, primarily due to realized gains on the sale of equity investments and customer-reimbursable projects.

Taxes. The provision for federal income taxes varied from the statutory rate in 2004 primarily due to Extra Territorial Income (ETI) Exclusion Act exempted taxable income from increased foreign sales. The effective income tax rate decreased from 32.5% in the first half of 2004 to 31.5% in the second half of 2004, primarily due to the ETI tax benefit from increased foreign sales.

Net Income. Net income increased by 6%, primarily reflecting the increased gross margin due to higher sales as well as an increase in other income in 2004.

RESULTS OF OPERATIONS: 2003 TO 2002

Net Sales. Automotive net sales increased by 19% on a 17% increase in mirror shipments, from 8,806,000 to 10,260,000 units, primarily reflecting increased penetration on 2003 and 2004 model year vehicles for auto-dimming mirrors plus additional electronic content. North American unit shipments increased by 11%, while overseas unit shipments increased by 24% during 2003. Net sales of the Company's fire protection products increased 8%, primarily due to higher sales of the Company's signaling products.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold decreased from 60% to 58%, primarily reflecting product mix, improved productivity, and purchasing cost reductions, partially offset by automotive customer price reductions. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

Operating Expenses. Engineering, research and development expenses increased approximately $3,641,000, but remained at 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $1,838,000, but remained at 5% of net sales, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $1,516,000 in 2003, primarily due to lower interest rates and shorter average maturities. Other income increased $1,232,000 in 2003, primarily due to realized gains on the sale of investments and customer-reimbursable projects.

Taxes. The provision for federal income taxes varied from the statutory rate in 2003 primarily due to Extra Territorial Income Exclusion Act exempted taxable income from increased foreign sales.

Net Income. Net income increased by 24%, primarily reflecting the increased gross margin and increased sales volume spread over fixed operating expenses in 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio increased from 9.6 as of December 31, 2003, to 11.7 as of December 31, 2004, primarily as a result of the increase in cash and cash equivalents.

Cash flow from operating activities for the year ended December 31, 2004, increased $14,785,000 to $131,368,000, compared to $116,583,000 for the same period last year, primarily due to increased net income. Capital expenditures for the year ended December 31, 2004, were $30,535,000, compared to $22,248,000 for the same period last year, primarily due to increased purchase of manufacturing equipment. The Company currently anticipates capital expenditures of approximately $45–50 million for new facilities and equipment during 2005, financed from existing cash reserves.

Cash and cash equivalents as of December 31, 2004, increased approximately $72,875,748 compared to December 31, 2003. The increase was primarily due to cash flow from operations, partially offset by cash dividends paid.

Inventories as of December 31, 2004, increased approximately $9,662,000 compared to December 31, 2003. The increase was primarily due to higher sales and production levels, increased purchase of overseas glass and electronic parts, and increased shipments through its distribution facility in Germany.

The increase in deferred taxes as of December 31, 2004, compared to December 31, 2003, is primarily due to an increase in the unrealized gain on investments as of December 31, 2004.

Management considers the Company's working capital of approximately $541,753,000 and long-term investments of approximately $122,174,000 at December 31, 2004, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the next year and for the foreseeable future.

On October 8, 2002, the Company announced a share repurchase plan, under which the Company may purchase up to 4,000,000 shares based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors as the Company deems appropriate. During the first quarter of the year ended December 31, 2003, the Company repurchased 415,000 shares at a cost of approximately $10,247,000. There were no shares repurchased during 2004.

INFLATION, CHANGING PRICES AND OTHER

In addition to price reductions over the life of its long-term agreements, the Company continues to experience pricing pressures from its automotive customers, which have affected, and which will continue to affect, its margins to the extent that the Company is unable to offset the price reductions with productivity and yield improvements, engineering and purchasing cost reductions, and increases in sales volume. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, which could adversely impact the Company's sales growth and margins. Effective October 1, 2003, General Motors Corporation, the Company's largest customer, began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract at any time for any or no reason, etc. The Company has taken written exception to these new contract clauses and terms by General Motors and Ford. The Company also continues to experience some pressure from raw material cost increases.

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. The Company currently supplies auto-dimming mirrors to DaimlerChrysler AG and interior auto-dimming mirrors to General Motors Corporation under long-term agreements. The long-term supply agreements with DaimlerChrysler AG and General Motors run through the 2006 model year.

Automakers have been experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellations or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for the Company to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

The Company currently expects that auto-dimming mirror unit shipments will be flat to five percent higher in the first quarter of 2005 compared with the first quarter of 2004, and that mirror unit shipments will increase approximately ten percent for calendar 2005 compared with calendar 2004. These estimates are based on light vehicle production forecasts in the regions to which the Company ships product, as well as the estimated option rates for its mirrors on prospective vehicle models.

The Company has begun utilizing the light vehicle production forecasting services of CSM Worldwide, and CSM's current forecasts for light vehicle production for calendar 2005 are approximately 15.9 million units for North America, 20.5 million for Europe and 13.1 million for Japan and Korea. For the first quarter of 2005, CSM is forecasting light vehicle production of 4.0 million units in North America, 5.2 million units in Europe and 3.5 million units in Japan and Korea. There is no significant difference in the overall production numbers when comparing CSM's estimates to those of the Company's previous vendor for the service.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2004, approximately 10% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 13-14% of the Company's net sales in 2005 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000), and average interest rates are as follows:

					Total Balance as of December 31,	
	2005	2006	2007	2008-2009	2004	2003
U.S. Government						
Amount	$65.2	-	-	-	$65.2	$64.9
Average Interest Rate	2%	-			2%	2%
Municipal						
Amount	$ 4.0	-	-	-	$4.0	$4.0
Average Interest Rate*	2%	-			2%	2%
Certificates of Deposit						
Amount	$25.8	$6.2	-	-	$32.0	$27.6
Average Interest Rate	3%	3%	-		3%	4%
Corporate						
Amount	$ 3.2	-	-	$0.3	$ 3.5	$21.1
Average Interest Rate	7%	-		7%	7%	6%
Other						
Amount	$ 1.1	-	-	-	$ 1.1	$ 1.5
Average Interest Rate	3%				3%	3%

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Company has the following contractual obligations and other commitments (000,000) as of December 31, 2004:

	Total	Less than 1 Year	1-3 Years	After 3 Years
Long-term debt	$ -	$ -	$ -	$ -
Operating leases	1.4	0.7	0.5	0.2
Purchase obligations*	37.4	36.3	1.1	-
Dividends payable	13.2	13.2	-	-
	$52.0	$50.2	$1.6	$0.2

*Primarily for inventory parts and capital equipment.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements*, as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

Investments. The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2004, to be temporary in nature.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Consolidated Balance Sheets

As of December 31, 2004 and 2003

	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	**$395,538,719**	$322,662,971
Short-term investments	**99,341,541**	70,943,685
Accounts receivable	**56,092,330**	58,955,823
Inventories	**30,600,789**	20,938,696
Prepaid expenses and other	**11,035,715**	11,848,156
Total current assets	**592,609,094**	485,349,331
Plant and Equipment:		
Land, buildings and improvements	**56,434,237**	49,232,072
Machinery and equipment	**176,798,924**	159,289,298
Construction-in-process	**14,485,664**	14,151,833
	247,718,825	222,673,203
Less-Accumulated depreciation and amortization	**(112,069,706)**	(95,866,321)
	135,649,119	126,806,882
Other Assets		
Long-term investments	**122,174,030**	145,615,934
Patents and other assets, net	**6,427,185**	4,757,619
	128,601,215	150,373,553
	$856,859,428	$762,529,766
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Accounts payable	**$ 19,849,569**	$ 18,259,111
Accrued liabilities:		
Salaries, wages and vacation	**3,433,657**	3,657,546
Income taxes	**548,579**	1,161,865
Royalties	**6,689,723**	6,651,645
Dividends declared	**13,237,348**	11,556,122
Other	**7,097,382**	9,194,191
Total current liabilities	**50,856,258**	50,480,480
Deferred Income Taxes	**22,723,198**	18,405,955
Shareholders' Investment:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	**-**	-
Common stock, par value $.06 per share; 200,000,000 shares authorized	**4,672,005**	4,622,449
Additional paid-in capital	**175,266,114**	152,874,325
Retained earnings	**591,546,326**	528,358,825
Deferred compensation	**(5,407,851)**	(4,658,450)
Accumulated other comprehensive income:		
Unrealized gain on investments	**15,558,180**	11,661,722
Cumulative translation adjustment	**1,645,198**	784,460
Total shareholders' investment	**783,279,972**	693,643,331
	$856,859,428	$762,529,766

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net Sales	**$505,666,335**	$469,019,365	$395,258,436
Cost of Goods Sold	**297,920,747**	272,518,466	235,611,182
Gross profit	**207,745,588**	196,500,899	159,647,254
Operating Expenses:			
Engineering, research and development	**30,833,627**	26,613,770	22,973,027
Selling, general and administrative	**26,845,748**	23,311,853	21,474,066
Total operating expenses	**57,679,375**	49,925,623	44,447,093
Income from operations	**150,066,213**	146,575,276	115,200,161
Other Income:			
Interest and dividend income	**10,642,129**	10,241,276	11,756,849
Other, net	**5,024,176**	1,347,643	115,781
Total other income	**15,666,305**	11,588,919	11,872,630
Income before provision for income taxes	**165,732,518**	158,164,195	127,072,791
Provision for Income Taxes	**53,076,000**	51,403,000	41,301,500
Net Income	**$112,656,518**	$106,761,195	$85,771,291
Earnings Per Share:			
Basic	**$ 1.46**	$ 1.39	$ 1.14
Diluted	**$ 1.44**	$ 1.37	$ 1.12
Cash Dividends Declared per Share	**$ 0.64**	$ 0.30	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Investment

For the years ended December 31, 2004, 2003 and 2002

	Common Stock Shares	Common Stock Amount
BALANCE AS OF DECEMBER 31, 2001	75,171,951	$4,510,317
Issuance of common stock and the tax benefit of stock plan transactions	1,049,419	62,965
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	-	-
Unrealized loss on investments, net of tax	-	-
Other comprehensive loss	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2002	76,221,370	4,573,282
Issuance of common stock and the tax benefit of stock plan transactions	1,234,446	74,067
Repurchases of common stock	(415,000)	(24,900)
Dividends declared ($0.30 per share)	-	-
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	-	-
Unrealized gain on investments, net of tax	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2003	77,040,816	4,622,449
Issuance of common stock and the tax benefit of stock plan transactions	**825,935**	**49,556**
Dividends declared ($0.64 per share)	-	-
Amortization of deferred compensation	-	-
Comprehensive income:		
Net income	-	-
Other comprehensive income (loss):		
Foreign currency translation adjustment, net of tax	-	-
Unrealized gain on investments, net of tax	-	-
Other comprehensive income	-	-
Comprehensive income	-	-
BALANCE AS OF DECEMBER 31, 2004	**77,866,751**	**$4,672,005**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
$105,327,971		$368,430,152	($3,035,580)	$3,767,669	$479,000,529
18,595,420		-	(1,090,222)	-	17,568,163
-		-	1,082,867	-	1,082,867
-	$85,771,291	85,771,291	-	-	85,771,291
-	141,038	-	-	-	-
-	(9,923,526)	-	-	-	-
-	(9,782,488)	-	-	(9,782,488)	(9,782,488)
-	$75,988,803	-	-	-	-
123,923,391		454,201,443	(3,042,935)	(6,014,819)	573,640,362
29,631,534		-	(2,733,723)	-	26,971,878
(680,600)		(9,541,310)	-	-	(10,246,810)
-		(23,062,503)	-	-	(23,062,503)
-			1,118,208	-	1,118,208
-	$106,761,195	106,761,195	-	-	106,761,195
-	707,827	-		-	-
-	17,753,174	-	-	-	-
-	18,461,001	-		18,461,001	18,461,001
-	$125,222,196	-	-	-	-
152,874,325		528,358,825	(4,658,450)	12,446,182	693,643,331
22,391,789		**-**	**(2,323,123)**	**-**	**20,118,222**
-		**(49,469,017)**	**-**	**-**	**(49,469,017)**
-		**-**	**1,573,722**	**-**	**1,573,722**
-	**$112,656,518**	**112,656,518**	**-**	**-**	**112,656,518**
-	**860,738**	**-**	**-**	**-**	**-**
-	**3,896,458**	**-**	**-**	**-**	**-**
-	**4,757,196**	**-**	**-**	**4,757,196**	**4,757,196**
-	**$117,413,714**	**-**	**-**	**-**	**-**
$175,266,114		**$591,546,326**	**($5,407,851)**	**$17,203,378**	**$783,279,972**

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$112,656,518**	$106,761,195	$85,771,291
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**21,740,832**	20,426,207	18,631,600
Loss on disposal of assets	**88,679**	75,626	11,180
Gain on sale of investments	**(5,655,756)**	(5,181,804)	(2,961,036)
Loss on sale of investments	**2,351,347**	6,228,566	5,361,194
Deferred income taxes	**2,403,593**	1,951,787	3,701,475
Amortization of deferred compensation	**1,573,722**	1,118,208	1,082,867
Tax benefit of stock plan transactions	**3,511,622**	5,511,458	5,093,396
Change in operating assets and liabilities:			
Accounts receivable	**2,863,493**	(23,065,443)	(3,895,441)
Inventories	**(9,662,093)**	(3,196,687)	(3,336,659)
Prepaid expenses and other	**627,997**	(3,910,441)	1,576,617
Accounts payable	**1,590,458**	6,465,385	2,414,789
Accrued liabilities	**(2,721,956)**	3,398,938	5,659,842
Net cash provided by operating activities	**131,368,456**	116,582,995	119,111,115
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in held-to-maturity securities:			
Sales proceeds	-	-	-
Maturities and calls	-	57,571,539	64,322,716
Purchases	-	(122,262,019)	(93,072,612)
Activity in available-for-sale securities:			
Sales proceeds	**31,101,380**	120,578,082	15,137,464
Maturities and calls	**78,792,849**	91,489,195	-
Purchases	**(105,551,220)**	(87,494,979)	(55,600,063)
Plant and equipment additions	**(30,535,174)**	(22,248,009)	(32,560,646)
Proceeds from sale of plant and equipment	**56,500**	72,000	189,926
Increase in other assets	**(1,001,902)**	(167,174)	(953,277)
Net cash provided by (used for) investing activities	**(27,137,567)**	37,538,635	(102,536,492)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock from stock plan transactions	**16,606,601**	21,460,422	12,474,767
Cash dividends paid	**(47,961,742)**	(11,506,382)	-
Repurchases of common stock	**0**	(10,246,810)	-
Net cash provided by (used for) financing activities	**(31,355,141)**	(292,770)	12,474,767
NET INCREASE IN CASH AND CASH EQUIVALENTS	**72,875,748**	153,828,860	29,049,390
CASH AND CASH EQUIVALENTS, Beginning of year	**322,662,971**	168,834,111	139,784,721
CASH AND CASH EQUIVALENTS, End of year	**$395,538,719**	$322,662,971	$168,834,111

The accompanying notes are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company. Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic-dimming rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security for trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation. The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents. Cash equivalents consist of funds invested in bank accounts that have daily liquidity.

Investments. At December 31, 2004, investment securities are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment. During 2003, in order to avoid the registration requirements of the Investment Company Act of 1940, the Company changed its intent to hold certain of its held-to-maturity investments and therefore reclassified investments in debt securities with a net carrying value of approximately $202,000,000 to available-for-sale. The unrealized gain on these securities, net of income taxes, was approximately $1,000,000 at the time of the reclassification and was recorded in accumulated other comprehensive income within shareholders' investment. Prior to 2003, these debt securities were carried at amortized cost.

The amortized cost, unrealized gains and losses, and market value of investment securities are shown as of December 31, 2004 and 2003:

		Unrealized		
2004	Cost	Gains	Losses	Market Value
U.S. Government	**$ 65,426,060**	**$ -**	**$ (188,580)**	**$ 65,237,480**
Municipal Bonds	**4,039,922**	**65**	**(1,663)**	**4,038,324**
Certificates of Deposit	**32,034,061**	**-**	**-**	**32,034,061**
Corporate Bonds	**3,403,497**	**80,466**	**-**	**3,483,963**
Other Fixed Income	**1,054,716**	**-**	**-**	**1,054,716**
Equity	**91,621,653**	**24,934,095**	**(888,721)**	**115,667,027**
	$197,579,909	**$25,014,626**	**$(1,078,964)**	**$221,515,571**
2003				
U.S. Government	$ 64,781,167	$ 110,504	$ (651)	$ 64,891,020
Municipal Bonds	4,005,355	16,096	-	4,021,451
Certificates of Deposit	27,565,196	-	-	27,565,196
Corporate Bonds	20,628,265	454,547	-	21,082,812
Other Fixed Income	1,509,322	-	-	1,509,322
Equity	80,129,204	18,361,872	(1,001,258)	97,489,818
	$198,618,509	$18,943,019	$(1,001,909)	$216,559,619

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Unrealized losses on investments as of December 31, 2004, are as follows:

	Aggregate Unrealized Losses	Aggregate Fair Value
Less than one year	$789,814	$75,270,467
Greater than one year	289,150	2,196,218

Management has reviewed the unrealized losses in the Company's fixed-income and equity securities as of December 31, 2004, and has determined that they are temporary in nature; accordingly, no losses have been recognized in income as of December 31, 2004.

Fixed income securities as of December 31, 2004, have contractual maturities as follows:

Due within one year	$ 99,463,300
Due between one and five years	6,494,956
Due over five years	-
	$105,958,256

Fair Value of Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable and accounts payable. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 31, 2004 and 2003.

Inventories. Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2004 and 2003:

	2004	2003
Raw materials	**$18,102,873**	$11,041,622
Work-in-process	**3,894,864**	2,401,500
Finished goods	**8,603,052**	7,495,574
	$30,600,789	$20,938,696

Allowances for slow-moving and obsolete inventories were not significant as of December 31, 2004 and 2003.

Plant and Equipment. Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Impairment or Disposal of Long-Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Patents. The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $3,069,000 and $2,876,000 at December 31, 2004 and 2003, respectively. At December 31, 2004, patents have a weighted average amortization life of 12 years. Patent amortization expense was approximately $193,000, $150,000 and $393,000, in 2004, 2003 and 2002, respectively. For each of the next five years, patent amortization expense will approximate $208,000 annually.

Revenue Recognition. The Company's revenue is generated from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer. The Company does not generate sales from arrangements with multiple deliverables.

Advertising and Promotional Materials. All advertising and promotional costs are expensed as incurred and amounted to approximately $1,314,000, $886,000 and $904,000, in 2004, 2003 and 2002, respectively.

Repairs and Maintenance. Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $5,171,000, $4,169,000 and $3,761,000, in 2004, 2003 and 2002, respectively.

Self-Insurance. The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported based upon historical claims log information and other data.

Product Warranty. The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2004 and 2003. The Company does not offer extended warranties on its products.

Earnings Per Share. The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2004	2003	2002
Numerators:			
Numerator for both basic and diluted EPS, net income	**$112,656,518**	$106,761,195	$85,771,291
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	**77,160,671**	76,584,876	75,515,271
Potentially dilutive shares resulting from stock option plans	**1,199,945**	1,099,614	1,087,131
Denominator for diluted EPS	**78,360,616**	77,684,490	76,602,402

For the years ended December 31, 2004, 2003 and 2002, 756,391, 268,994 and 645,859 shares, respectively, related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

Other Comprehensive Income (Loss). Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments. The changes in the components of other comprehensive income (loss) are as follows:

Years Ended December 31,	**2004**		2003		2002	
	Pre-Tax Amount	**Tax Expense (Credit)**	Pre-Tax Amount	Tax Expense (Credit)	Pre-Tax Amount	Tax Expense (Credit)
Unrealized Gain (Loss) on Securities	**$5,994,551**	**$2,098,093**	$27,312,575	$9,559,401	$(15,266,964)	$(5,343,438)
Foreign Currency Translation Adjustments	**1,324,212**	**463,474**	1,088,965	381,138	216,982	75,944
Other Comprehensive Income (Loss)	**$7,318,763**	**$2,561,567**	$28,401,540	$9,940,539	$(15,049,982)	$(5,267,494)

Foreign Currency Translation. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

Stock-Based Compensation Plans. At December 31, 2004, the Company has two stock option plans and an employee stock purchase plan, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income for these plans, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	**$112,656,518**	$106,761,195	$85,771,291
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax effects	**(14,541,115)**	(10,505,316)	(8,084,607)
Pro forma net income	**$ 98,115,403**	$ 96,255,879	$77,686,684
Earnings per share:			
Basic – as reported	**$ 1.46**	$ 1.39	$ 1.14
Basic – pro forma	**1.27**	1.26	1.03
Diluted – as reported	**$ 1.44**	$ 1.37	$ 1.12
Diluted – pro forma	**1.25**	1.25	1.01

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.4, 2.9 and 2.9 percent; expected dividend yields, where applicable of 1.8, 1.6 and 0.0 percent; expected lives of 4, 4 and 4 years; expected volatility of 49, 52 and 53 percent.

The fair value of each option grant in the Nonemployee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 4.9, 4.0 and 4.0 percent; expected dividend yields, where applicable of 1.7, 1.5 and 0.0 percent; expected lives of 9, 9 and 9 years; expected volatility of 49, 52 and 53 percent.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), *"Share-Based Payment,"* which would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, effective for public companies for interim or periods beginning after June 15, 2005. The Company intends to adopt FASB Statement No. 123(R) effective July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using either the modified prospective or retrospective method. The Company is currently evaluating the alternative methods of adoption.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the pro forma impact of Statement 123 as disclosed above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *"Consolidation of Variable Interest Entities."* This standard clarifies the application of Accounting Research Bulletin No. 51, *"Consolidated Financial Statements,"* and addresses consolidation by business enterprise of variable interest entities. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. Interpretation No. 46 also enhances the disclosure requirements related to variable interest entities. This interpretation was effective for any variable interest entered into by the Company as of the end of the first quarter of 2004. The adoption of Interpretation No. 46 did not have any significant effect on the Company's consolidated financial statements.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2004 or 2003. No compensating balances are required under this line.

(3) INCOME TAXES

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2004	2003	2002
Currently payable:			
Federal	**$50,497,000**	$48,976,000	$37,188,500
State	**167,000**	501,000	321,000
Foreign	**8,000**	(26,000)	91,000
Total	**50,672,000**	49,451,000	37,600,500
Net deferred:			
Primarily federal	**2,404,000**	1,952,000	3,701,000
Provision for income taxes	**$53,076,000**	$51,403,000	$41,301,500

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $3,512,000, $5,511,000 and $5,093,000, in 2004, 2003 and 2002, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**0.1**	0.3	0.2
Foreign source exempted income	**(2.8)**	(2.5)	(2.4)
Tax-exempt investment income	**(0.2)**	(0.2)	(0.2)
Other	**(0.1)**	(0.1)	(0.1)
Effective income tax rate	**32.0%**	32.5%	32.5%

(3) INCOME TAXES, continued

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2004 and 2003, are as follows:

	2004		2003	
	Current	**Non-Current**	Current	Non-Current
Assets:				
Accruals not currently deductible	**$2,669,471**	**$ 182,403**	$2,276,831	$ 287,403
Deferred compensation	**-**	**1,268,652**	-	908,863
Other	**1,414,883**	**5,209**	1,952,073	5,410
Total deferred income tax assets	**4,084,354**	**1,456,264**	4,228,904	1,201,676
Liabilities:				
Excess tax over book depreciation	**-**	**(14,947,063)**	-	(12,572,140)
Patent costs	**-**	**(854,916)**	-	(756,102)
Unrealized gain on investments	**-**	**(8,377,483)**	-	(6,279,389)
Other	**(654,481)**	**-**	(614,587)	-
Net deferred incomes taxes	**$3,429,873**	**$(22,723,198)**	$3,614,317	$(18,405,955)

Income taxes paid in cash were approximately $48,556,000, $46,243,000 and $30,828,000, in 2004, 2003 and 2002, respectively.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2004, 2003 and 2002, the Company's contributions were approximately $1,306,000, $1,110,000 and $955,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $110, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

In 2003, an Employee Stock Purchase Plan covering 1,600,000 shares expired, and a new Employee Stock Purchase Plan covering 600,000 shares was approved. The Company has sold to employees 55,904 shares, 47,905 shares and 44,009 shares under the plans in 2004, 2003 and 2002, respectively, and has sold a total of 87,421 shares under the new plan through December 31, 2004. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2004, 2003 and 2002, was approximately $32.56, $27.92 and $24.86, respectively.

In 2004, a new Employee Stock Option Plan was approved, replacing the prior plan. The Company may grant options for up to 9,000,000 shares under its new Employee Stock Option Plan. The Company has granted options on 1,373,267 shares (net of shares from canceled options) under the new Plan through December 31, 2004. Under the Plans, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after two to seven years.

A summary of the status of the Company's employee stock option plan at December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the table and narrative below:

	2004		2003		2002	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**4,551**	**$29**	4,270	$25	4,144	$21
Granted	**1,432**	**38**	1,299	34	1,132	29
Exercised	**(629)**	**23**	(982)	20	(914)	13
Forfeited	**(61)**	**33**	(36)	28	(92)	26
Outstanding at End of Year	**5,293**	**32**	4,551	29	4,270	25
Exercisable at End of Year	**1,994**	**$28**	1,595	$25	1,682	$22
Weighted Average Fair Value of Options Granted		**$14**		$14		$14

Options Outstanding and Exercisable by Price Range As of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$ 1 - $25	659	2	$22	519	$21
$26 - $30	1,800	3	27	963	27
$31 - $35	1,057	4	33	225	32
$36 - $43	1,777	4	39	287	38
Total	5,293	3	$32	1,994	$28

In 2002, a Nonemployee Director Stock Option Plan covering 2,000,000 shares expired, and a new Director Plan covering 500,000 shares of common stock was approved. The Company has granted options on 136,620 shares under the new Director Plan through December 31, 2004. Under the director plans, the option exercise price equals the stock's market price on date of grant. The Director Plan options vest after six months, and all expire after ten years.

(6) STOCK-BASED COMPENSATION PLANS, continued

A summary of the status of the Director Plans at December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the table and narrative below:

	2004		2003		2002	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**313**	**$18**	424	$13	469	$10
Granted	**48**	**36**	53	32	35	32
Exercised	**(106)**	**10**	(164)	10	(80)	3
Expired	**-**	**-**	-	-	-	-
Outstanding at End of Year	**255**	**25**	313	18	424	13
Exercisable at End of Year	**255**	**25**	310	18	424	13
Weighted Average Fair Value of Options Granted		**$18**		$21		$21

Options Outstanding and Exercisable by Price Range As of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Wtd. Avg. Ex. Price	Shares Exercisable (000)	Wtd. Avg. Ex. Price
$1 - $30	115	3	$16	115	$16
$31 - $41	140	8	33	140	33
	255	6	$25	255	$25

The Company has a Restricted Stock Plan covering 500,000 shares of common stock that was approved, the purpose of which is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. During 2004, 2003 and 2002, 61,260, 78,100 and 37,900, shares, respectively, were granted with a restriction period of five years at market prices ranging from $34.74 to $42.20 in 2004, $25.64 to $43.00 in 2003 and $27.47 to $32.30 in 2002. The related expense is reflected as a deferred compensation component of shareholders' investment in the accompanying consolidated financial statements and is being amortized over the applicable restriction periods.

(7) CONTINGENCIES

From time to time, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or future results of operations of the Company.

(8) SEGMENT REPORTING

SFAS No. 131, "*Disclosures About Segments of an Enterprise and Related Information*" requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

	2004	2003	2002
Revenue:			
Automotive Products			
United States	**$230,075,562**	$238,608,596	$203,691,964
Germany	**86,432,114**	69,787,290	70,710,037
Japan	**54,336,447**	53,004,947	44,797,340
Other	**112,306,599**	84,913,322	55,050,622
Fire Protection Products	**22,515,613**	22,705,210	21,008,473
Total	**$505,666,335**	$469,019,365	$395,258,436
Income from Operations:			
Automotive Products	**$145,622,021**	$142,001,646	$111,448,849
Fire Protection Products	**4,444,192**	4,573,630	3,751,312
Total	**$150,066,213**	$146,575,276	$115,200,161
Assets:			
Automotive Products	**$202,052,906**	$184,208,278	$154,685,204
Fire Protection Products	**4,252,818**	4,768,620	4,035,944
Other	**650,553,704**	573,552,868	450,451,519
Total	**$856,859,428**	$762,529,766	$609,172,667
Depreciation & Amortization:			
Automotive Products	**$19,323,047**	$18,275,655	$16,930,161
Fire Protection Products	**228,844**	255,301	260,823
Other	**2,188,941**	1,895,251	1,440,616
Total	**$21,740,832**	$20,426,207	$18,631,600
Capital Expenditures:			
Automotive Products	**$29,233,220**	$22,126,904	$19,236,000
Fire Protection Products	**251,492**	98,705	442,593
Other	**1,050,462**	22,400	12,882,053
Total	**$30,535,174**	$22,248,009	$32,560,646

Other assets are principally cash, investments, deferred income taxes and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to U.S. automotive manufacturing plants in Canada and Mexico, as well as other foreign automotive customers. Nearly all non-U.S. sales are invoiced and paid in U.S. dollars. During 2004, approximately 10% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had three automotive customers, which individually accounted for 10% or more of net sales as follows:

	Customer		
	#1	#2	#3
2004	**31%**	**13%**	**13%**
2003	38%	13%	12%
2002	39%	15%	10%

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gentex Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Grand Rapids, Michigan
February 9, 2005

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gentex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Gentex Corporation and subsidiaries and our report dated February 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
February 9, 2005

Information Regarding Common Stock

The Company's common stock trades on The NASDAQ Stock Market®. As of February 1, 2005, there were 2,421 record-holders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The NASDAQ Stock Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2003	First	$ 32.68	$23.90
	Second	33.50	25.03
	Third	39.44	29.83
	Fourth	44.98	34.46
2004	**First**	**47.08**	**39.36**
	Second	**46.91**	**34.33**
	Third	**39.80**	**32.00**
	Fourth	**37.86**	**30.19**

In August 2003, the Company announced a change in the Company's cash dividend policy and declared an initial cash dividend of $0.15 per share payable in October 2003. In August 2004, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend of $0.17 per share until the Board takes other action with respect to the payment of dividends. Based on current U.S. income tax laws, the Company intends to continue to pay a quarterly cash dividend at its current level.

Quarterly Results of Operations

(in thousands, except per-share data)

	First		Second		Third		Fourth	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net Sales	**$129,328**	$115,309	**$129,646**	$116,917	**$120,457**	$112,879	**$126,236**	$123,915
Gross Profit	**54,884**	48,116	**54,455**	48,282	**47,702**	47,085	**50,704**	53,018
Operating Income	**40,696**	36,382	**40,029**	35,880	**33,393**	34,448	**35,948**	39,866
Net Income	**29,815**	25,909	**28,985**	26,090	**25,225**	25,681	**28,631**	29,081
Earnings Per Share*	**$ .38**	$ .34	**$ .37**	$ .34	**$ .32**	$ .33	**$ .37**	$ .37

*Diluted

Stock Performance Summary

The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on The NASDAQ Stock Market® index (all U.S. companies) and the Dow Jones Index for Automobile Parts and Equipment Companies (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day of 1999, and reinvestment of dividends in all cases.

- The NASDAQ Stock Market (U.S. Companies)
- Dow Jones Auto Parts & Equipment Companies (Excluding Tire and Rubber Makers)
- Gentex Corporation



$180
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12/31/99
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12/31/04

15-Year Summary of Financial Data

Summary of Operations For The Year	**2004**	2003	2002	2001	2000	1999
Net sales	**$505,666**	$469,019	$395,258	$310,305	$297,421	$262,155
Cost of goods sold	**297,920**	272,518	235,611	188,302	172,468	148,820
Gross profit	**207,746**	196,501	159,647	122,003	124,953	113,335
Gross profit margin	**41.1%**	41.9%	40.4%	39.3%	42.0%	43.2%
Research and development expenses	**30,834**	26,614	22,973	20,685	16,901	13,755
Selling, general & administrative expenses	**26,846**	23,312	21,474	19,259	17,641	14,058
Operating income	**150,066**	146,575	115,200	82,059	90,411	85,522
Percent of net sales	**29.7%**	31.3%	29.1%	26.4%	30.4%	32.6%
Interest expense	-	-	-	-	-	-
Interest and other income	**15,666**	11,589	11,873	14,558	14,112	10,693
Income before taxes	**165,733**	158,164	127,073	96,618	104,523	96,216
Percent of net sales	**32.8%**	33.7%	32.1%	31.1%	35.1%	36.7%
Income taxes	**53,076**	51,403	41,302	31,401	33,979	31,352
Tax rate	**32.0%**	32.5%	32.5%	32.5%	32.5%	32.6%
Net income	**112,657**	106,761	85,771	65,217	70,544	64,864
Percent of net sales	**22.3%**	22.8%	21.7%	21.0%	23.7%	24.7%
Return on average equity	**15.3%**	16.8%	16.3%	14.8%	19.6%	23.4%
Earnings per share – diluted	**$ 1.44**	$ 1.37	$ 1.12	$ 0.86	$ 0.93	$ 0.86
Price/earnings ratio range	**33-21**	33-17	30-21	40-21	43-17	41-19
Wtd. avg. common shares outstanding – diluted	**78,361**	77,684	76,602	75,872	75,518	74,996
Capital expenditures	**$ 30,535**	$ 22,248	$ 32,561	$ 45,298	$ 21,617	$ 21,968

Financial Position At Year-End						
Cash and short-term investments	**$494,880**	$393,607	$215,651	$205,644	$138,443	$ 94,734
Long-term investments	**122,174**	145,616	203,359	132,771	153,016	125,817
Total current assets	**592,609**	485,349	276,798	259,858	190,556	138,216
Total current liabilities	**50,856**	50,480	29,060	20,985	19,691	16,470
Working capital	**541,753**	434,869	247,738	238,873	170,865	121,746
Plant and equipment – net	**135,649**	126,807	124,983	110,862	81,920	71,338
Total assets	**856,859**	762,530	609,173	506,823	428,129	337,673
Long-term debt, including current maturities	-	-	-	-	-	-
Shareholders' investment	**$783,280**	$693,643	$573,640	$479,001	$402,104	$317,051
Debt/equity ratio (including current maturities)	-	-	-	-	-	-
Common shares outstanding	**77,867**	77,041	76,221	75,172	74,291	73,412
Book value per share	**$ 10.06**	$ 9.00	$ 7.53	$ 6.37	$ 5.41	$ 4.32
Cash dividends declared per share	**$ 0.64**	$ 0.30	-	-	-	-

In thousands, except ratios, share and per share data and percentages. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996 and June 1998.

Total Assets (in millions)



$1000
750
500
250
0
2000
2001
2002
2003
2004

Book Value Per Share



$10
8
6
4
2
0
2000
2001
2002
2003
2004

Shareholders' Investment (in millions)



$800
600
400
200
0
2000
2001
2002
2003
2004

1998	1997	1996	1995	1994	1993	1992	1991	1990
$222,292	$186,328	$148,708	$111,566	$89,762	$63,664	$45,106	$26,893	$21,203
131,901	118,941	93,583	67,767	51,319	38,452	28,949	18,080	14,535
90,391	67,387	55,125	43,799	38,443	25,212	16,157	8,813	6,668
40.7%	36.2%	37.1%	39.3%	42.8%	39.6%	35.8%	32.8%	31.4%
10,984	9,079	7,538	5,958	4,904	4,176	3,840	2,308	1,702
12,065	10,825	15,748[1]	12,879	10,567	7,182	5,458	4,628	4,450
67,343	47,482	31,840	24,962	22,972	13,854	6,860	1,876	516
30.3%	25.5%	21.4%	22.4%	25.6%	21.8%	15.2%	7.0%	2.4%
-	-	-	-	-	8	173	511	499
7,320	4,707	3,642	2,969	1,698	900	874	1,295	1,165
74,663	52,189	35,482	27,931	24,670	14,746	7,561	2,660	1,183
33.6%	28.0%	23.9%	25.0%	27.5%	23.2%	16.8%	9.9%	5.6%
24,356	16,959	11,519	9,036	8,204	4,901	2,495	794	65
32.6%	32.5%	32.5%	32.4%	33.3%	33.2%	33.0%	29.8%	5.5%
50,307	35,230	23,963[3]	18,895	16,466	9,845	5,066	1,654[2]	1,118
22.6%	18.9%	16.1%	16.9%	18.3%	15.5%	11.2%	6.1%	5.3%
24.5%	23.4%	21.5%[3]	22.7%	27.2%	23.2%	15.9%	6.1%	4.5%
$ 0.68	$ 0.49	$ 0.34[3]	$ 0.28	$ 0.24	$ 0.15	$ 0.08	$ 0.03	$ 0.02
32-16	28-17	40-16	25-14	36-19	60-17	41-21	64-23	95-34
73,617	71,962	71,025	68,511	67,975	66,975	64,382	62,133	61,167
$ 24,596	$ 16,383	$ 16,424	$ 4,862	$ 6,160	$ 3,393	$ 4,192	$ 2,218	$ 2,401

$ 74,063	$ 41,131	$ 48,534	$ 34,277	$19,331	$13,307	$ 7,751	$14,294	$10,914
78,744	70,291	33,945	32,146	26,282	13,612	6,981	4,330	6,060
115,357	75,919	72,696	68,611	36,685	27,067	17,812	20,763	15,643
14,847	14,591	11,361	14,050	8,986	5,530	4,044	8,636	1,685
100,510	61,328	61,335	42,011	27,699	21,537	13,768	12,127	13,958
59,360	42,239	31,575	18,942	17,173	13,699	12,504	10,125	9,350
254,890	189,783	140,378	109,244	80,739	55,191	40,256	37,231	33,877
-	-	-	-	-	-	-	6,095	6,114
$237,008	$173,205	$127,804	$ 94,672	$71,375	$49,547	$35,450	$28,195	$25,940
-	-	-	-	-	-	-	22	24
72,259	70,798	69,499	67,583	66,038	64,847	63,509	62,129	61,112
$ 3.28	$ 2.45	$ 1.84	$ 1.40	$ 1.08	$ 0.76	$ 0.56	$ 0.45	$ 0.42
-	-	-	-	-	-	-	-	-

[1] Includes litigation settlements of $4,000,000 in 1996.
[2] Includes a non-recurring, extraordinary, after-tax charge of $221,000, or one cent per share, due to the costs associated with the mandatory redemption of $6 million in Industrial Development Revenue Bonds.
[3] Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.38; and ROE would have been 24.0%.

Corporate Data

Corporate Headquarters
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact
Connie Hamblin,
Corporate Secretary and Vice
President, Investor Relations
and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel
Varnum Riddering, Schmidt
and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Independent Registered Public Accounting Firm
Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K
The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's web site at http://www.gentex.com.

Gentex Common Stock
The Company's common stock trades on The NASDAQ Stock Market® under the symbol GNTX. The common stock has traded over the counter since December 1981. As of February 1, 2005, the Company's 77,866,751 shares of common stock were owned by 2,421 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company at the address below.

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

Annual Meeting
The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EST, Thursday, May 12, 2005, at The Pinnacle Center, Hudsonville, Michigan.

Vote Your Shares Online
Refer to the inside front cover of this report for instructions on how to vote your shares on the Internet next year.

Gentex Market Participants
As of February 1, 2005:

- A.G. Edwards & Sons, Inc.
- American Stock Exchange
- Archipelago Exchange (The)
- Automated Trading Desk
- Banc of America Securities
- Bear, Stearns & Co. Inc.
- Bernard L. Madoff
- Brokerage America, LLC
- B-Trade Services LLC
- Calyon Securities (USA) Inc.
- Cantor, Fitzgerald & Co.
- Chicago Stock Exchange
- Citigroup Global Markets Inc.
- Credit Suisse First Boston
- Crown Financial Group
- Deutsche Banc Alex Brown
- Friedman Billings Ramsey & Co
- Goldman, Sachs & Co.
- Hudson Securities, Inc.
- J.J.B. Hilliard, W.L. Lyons
- J.P. Morgan Securities Inc.
- Jefferies & Company, Inc.
- Knight Equity Markets, L.P.
- Lehman Brothers Inc.
- McDonald Investments Inc.
- Merrill Lynch, Pierce, Fenner
- Morgan Stanley & Co., Inc.
- Natcity Investments Inc.
- National Financial Services
- National Stock Exchange
- Piper Jaffray & Co.
- Prudential Equity Group, Inc.
- RBC Capital Markets Corp.
- Robert W. Baird & Co, Inc.
- Sandford C. Bernstein & Co.
- SG Cowen Securities
- Southwest Securities, Inc.
- SunTrust Capital Markets Inc.
- Susquehanna Capital Group
- TD Waterhouse Capital Markets
- THE BRUT ECN, LLC
- Thomas Weisel Partners
- Timber Hill Inc.
- Track ECN
- UBS Capital Markets L.P.
- UBS Securities, LLC
- Wachovia Capital Markets
- Weeden and Co. Inc.
- William Blair & Co.



Directors and Officers

Directors (shown clockwise from back left)

Ted Thompson, 75
Retired Chairman of the Board, X-Rite Incorporated (manufacturer of light and color-measuring instruments) Grandville, Michigan

Gary Goode, 60
Chairman, Titan Distribution LLC (consulting and distribution services for structural adhesives), Granger, Indiana

John Mulder, 68
Retired Vice President, Customer Relations, Gentex Corporation, Livonia, Michigan

Arlyn Lanting, 64
Vice President, Finance, Aspen Enterprises, Ltd. (investments)
Grand Rapids, Michigan

Frederick Sotok, 70
Retired Executive Vice President and Chief Operating Officer, Prince Corporation (manufacturer of automotive interior parts that was acquired by Johnson Controls, Inc. in 1996), Holland, Michigan

Wallace Tsuha, 61
Chairman of the Board and Chief Executive Officer, Saturn Electronics and Engineering, Inc.
(global supplier of automotive electronics)
Auburn Hills, Michigan

Fred Bauer, 62
Chairman of the Board and Chief Executive Officer, Gentex Corporation, Zeeland, Michigan

Kenneth La Grand, 64
Retired Executive Vice President, Gentex Corporation, Zeeland, Michigan

Leo Weber, 75
Retired President, Robert Bosch Corporation (manufacturer of sophisticated automotive components)
Farmington Hills, Michigan

Officers

Fred Bauer, 62
Chairman of the Board and Chief Executive Officer

Garth Deur, 48
Executive Vice President

Jim Hollars, 60
Senior Vice President, International

Dennis Alexejun, 53
Vice President, North American Automotive Marketing

John Arnold, 52
Vice President, Operations

John Carter, 57
Vice President, Mechanical Engineering

Scott Edwards, 51
Vice President, Fire Protection Products

Tom Guarr, 47
Vice President, Chemical Research

Connie Hamblin, 43
Corporate Secretary and Vice President, Investor Relations and Corporate Communications

Enoch Jen, 53
Vice President, Finance

Bob Knapp, 57
Vice President, Electrical Engineering

Bruce Los, 49
Vice President, Human Resources

Tom Ludema, 55
Vice President, Quality Assurance

Bill Ryckbost, 51
Vice President, Purchasing and Logistics

Bill Tonar, 53
Vice President, Advanced Materials and Process Development

Steve Dykman, 39
Treasurer and Director, Accounting and Finance

GENTEX CORPORATION

A Smarter Vision®

600 N. Centennial St.
Zeeland, MI 49464
Phone: 616-772-1800
Fax: 616-772-7348
Web: www.gentex.com

Printed in USA